SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON AUGUST 6TH, 2008

DATE, TIME AND PLACE: August 6th, 2008, 14:00hs, at the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) met at the place, time and date above mentioned in the presence of the following acting members, messrs. Giorgio della Seta Ferrari Corbelli Greco, Mario Cesar Pereira de Araújo, Josino de Almeida Fonseca and Sheila Periard da Silva, as an alternate for Isaac Selim Sutton. Stefano Ciurli attended the meeting by means of conference call, as provided for in section 29, § 2nd, of the Company’s By-Laws. Mr. Maílson Ferreira da Nóbrega, due to a justified absence, is represented by the Chairman of the Board of Directors by proxy, whose original version was filed with the Company’s head office. Also attended the meeting, Mr, Miguel Roberto Guerrize, President of the Company’s Statutory Audit Committee, Mr. Francesco Saverio Locati (General Officer), Mr. Gianandrea Castelli Rivolta (Financial and Investor Relations Officer), Mr. Marco Chiarucci (Finance Manager), Mrs. Katia Nozela (Financial Department) and Mrs Lara Ribeiro Piau Marques (Legal Officer).

BOARD: Mr. Giorgio della Seta Ferrari Corbelli Greco – Chairman; and Mrs. Alessandra Catanante – Secretary.

AGENDA: (1) Communicate the resignation received of a member of the Board of Directors and his alternate, as well as another alternate member resignation and appointment of their replacements until the next shareholders’ meeting; (2) examine, discuss and approve the quarterly report of June 30th, 2008; (3) examine, discuss and approve the details of the financing agreement, as established in the last Board of Directors’ meeting held on May 26th 2008 between the European Investment Bank (“EIB”) and the Companies controlled by TIM Participações S.A., given the moment foreseen for the disbursement; (4) Communicate the resignation received from Company’s Officer and appoint his replacement; and (5) Other matters related to the subject matter discussed in this meeting of interest to this Company.

RESOLUTIONS: Upon review and discussion of the matters included in the Agenda, the Board Members resolved, by unanimous vote, and without any restriction:

(1) Mr. Francesco Saverio Locati presented his resignation as a member of the Company’s Board of Directors, which resignation was filed and considered effective as from July 31st, 2008. Given his resignation and the resignation of his alternate, Mrs. Patrizia Alfiero, which resignation was filed and became effective as from July 30th2008, the Board of Directors, as provided for in art. 28 of the Company’s By-Laws and in art. 150 of Law No 6.404/76, elected Mr. Carmelo Furci, italian, married, business executive, holder of italian passaport number AA 126 5157 and enrolled at the Taxpayers' Registry number 054.882.267 -02, with mailing address at the City and State of Rio de Janeiro, at Avenida das Américas, number 3.434, bloco 1, 7o floor – part, Barra da Tijuca, CEP: 22.640 -102, to fill on the position of an effective member of the Board of Directors until the next Company’s shareholders’ meeting, occasion on which the alternates of the Board of Directors that resigned will be also elected.

Mr. Franco Bertone presented his resignation, which was filed and became effective as from July 31st, 2008, to the position of an alternate of the Board of Directors. The Board of Directors thanked Mr. Francesco Saverio Locati and the alternates who resigned to their positions for the services rendered to the Company during the period which they composed the Company’s Board of Directors.

Due to the above deliberations, the Company’s Board of Directors is composed by Mr. Giorgio della Seta Ferrari Corbelli Greco, Isaac Selim Sutton, Mario Cesar Pereira de Araújo, Stefano Ciurli, Josino de Almeida Fonseca, Maílson Ferreira da Nóbrega and Carmelo Furci, all effective members of the Board of Directors with term of office until the next Ordinary Shareholders’ meeting of the Company to take place in 2009, with exception to Mr. Carmelo Furci, whose election should be confirmed in the next shareholders’ meeting.

(2) Approve the Company’s financial statements of June 30, 2008, which were subject to a limited review by the Company’s independent auditors, Directa Auditores;

(3) Approve the terms and conditions related to the disbursement and the hedge transaction, in accordance to the recommendation of the Board of Direstors in the meeting held on May 26th, 2008, referring to the long term financing agreement between European Investment Bank (“EIB”) and TIM Celular S.A e TIM Nordeste S.A with the corporate guarantee by TIM Participações S.A, which was approved by the Board of Directors in said meeting, in accordance with the information presented and filed with the Company’s head office;

(4) Mr. Francesco Saverio Locati presented his resignation to the position of Company’s General Officer, which was filed and became effective as from August 8th, 2008, inclusive. The Board of Directors received his resignation and thanked Mr. Francesco Saverio Locati for the services rendered to the Company during the period which he was General Officer of the Company. The Board of Directors then elected, as his replacement, Mr. Mario Cesar Pereira de Araujo, who shall perform cumulatively the positions of the Company’s CEO and General Officer.

(5) The Chairman of the Board of Directors questioned if some member of the Board had any other matter to be discussed. At this time, Mr. Gianandrea Castelli Rivolta informed his resignation to the position of the Company’s Financial and Investor Relations’ Officer. His resignation was filed with the Company’s head office and became effective as from today. The Chairman of the Board of Directors, on behalf of the others Directors, thanked Mr. Gianandrea Castelli Rivolta for the services rendered to the Company. Afterwards, he proposed the name of Mr. CLAUDIO ZEZZA, Italian, married, economist, holder of Italian passport number E021021, valid until 16.03.2015 to take the position of Financial and Investor Relations’ Officer, as a replacement to complete the term of office, who was unanimously elected by the Board members that attended the meeting.

However, in order to have, Mr. CLAUDIO ZEZZA take office, he must obtain permanent visa and other required authorizations to be issued by the competent authorities. Meanwhile, the position of Financial and Investor Relations Officer will be also performed by Officer Mr. Mario Cesar Pereira de Araújo.

The Chairman of the Board of Directors also informed that, he received the resignation of Mr. Orlando Lopes Júnior to the position of Human Resources Officer. His resignation was filed with the Company’s head office and became effective as from today. The Chairman of the Board of Directors, on behalf of the others Directors, thanked Mr. Orlando Lopes Júnior for the services rendered to the Company and proposed the name of Mr. BENIAMINO BIMONTE, Italian, divorced, economist, holder of Italian passport number E599563, valid until 21.07.2015 to take the position of Human Resources Officer, as a replacement to complete the term of office, who was unanimously elected by the Board members that attended the meeting.

However, in order to have, Mr. BENIAMINO BIMONTE take office, he must obtain permanent visa and other required authorizations to be issued by the competent authorities. Meanwhile, the position of Human Resources Officer will be performed by Officer Lara Ribeiro Piau Marques.

Based on the above resolutions, the Company’s executive board is composed of Mr. MARIO CESAR PEREIRA DE ARAUJO (CEO and General Officer), Brazilian, married, engineer, holder of the Identity Card number 02.158.026 -1, issued by the Instituto Félix Pacheco and enrolled in the National Registry of Taxpayer’s (CPF) under number 235.485.337 -87, temporary accumulating also the position of Financial and Investor Relations’ Officer; Mr. CLAÚDIO ROBERTO DE ARGOLLO BASTOS (Supply Officer), Brazilian, married, engineer, holder of the Identity Card number 07101376-7 and enrolled in the National Registry of Taxpayer’s (CPF) under number 805.708.607 -68; and Mrs. LARA RIBEIRO PIAU MARQUES (Legal Director), Brazilian, married, lawyer, enrolled in OAB/DF under the number 11.539 567 and on National Registry of Taxpayer’s (CPF) under number 554.012.011 -68, temporary accumulating the position of Human Resources Officer; all domiciled at the City and State of Rio de Janeiro, at Avenida das Américas, number 3.434, bloco 1, Barra da Tijuca, CEP: 22.640 -102 and with term of office until the next meeting of the Company’s Board of Directors that will take place after the Ordinary Shareholders’ meeting of 2010. The effective investiture of Mr. CLAUDIO ZEZZA and BENIAMINO BIMONTE as Financial and Investor Relations’ Officer and Human Resources Officer, respectively, depends on the obtaining of the permanent visa and other necessary governmental authorizations.

Finally, Oficcers were authorized to take all measures to call the Company’s Affiliates’ Extraordinary Shareholders’ meeting - TIM Celular S.A. and TIM Nordeste S.A.-, participate of said meetings and elect new officers to perform the positions of Director of Administration, Finance and Control, Human Resources Officer and Officer without specific designation, respectively, due to the above resignations.

Finally, the Company’s CEO, Mr. Mario Cesar Pereira de Araujo, presented the new operational-organizatinal structure of the Company, in accordance with the presented material. This structure was discussed and approved by the Board of Directors and it was filed with the Company’s head office. According to the new structure, the Board of Directors approved the creation of new operational functions. For this purpose, the Company’s managers are authorized by the Board of Directors to take all necessary measures, within their authority, to fully implement the new structure, in the way it was approved.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted, as summary, and read, approved and signed by the attending Board Members.

Rio de Janeiro (RJ), August 6th,2008.

GIORGIO DELLA SETA FERRARI CORBELLI GRECO
Chairman and member of the Board of Directors

MARIO CESAR PEREIRA DE ARAUJO
Member of the Board of Directors

STEFANO CIURLI
Member of the Board of Directors

JOSINO DE ALMEIDA FONSECA
Member of the Board of Directors

MAÍLSON FERREIRA DA NÓBREGA
Member of the Board of Directors
(p.p. Giorgio della Seta Ferrari Corbelli Greco)

SHEILA PERIARD DA SILVA
Alternate member of the Board of Directors

ALESSANDRA CATANANTE
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 07, 2008	By:	/s/ Gianandrea Castelli Rivolta

Name: Gianandrea Castelli Rivolta
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.